EXHIBIT 12
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	2007	2006	2005	2004	2003
Pretax income from continuing operations before change in accounting principle	$635,798	$510,482	$527,613	$459,570	$192,106

FIXED CHARGES:
Interest expense	132,868	76,367	82,311	81,672	88,784
Interest on deposits	27,475	—	—	—	—
Interest portion of net rent expense (a)	106,063	100,606	81,386	72,607	65,528

Total fixed charges	266,406	176,973	163,697	154,279	154,312

Earnings before income taxes and fixed charges	$902,204	$687,455	$691,310	$613,849	$346,418

Ratio of earnings to fixed charges
Including interest on deposits	3.4	3.9	4.2	4.0	2.2
Excluding interest on deposits	3.8	3.9	4.2	4.0	2.2

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense, interest paid on deposits, and the estimated interest portion of rents.